1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2004.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes              No     X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date June 8, 2004	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

RESOLUTIONS PASSED AT THE 2003 ANNUAL GENERAL MEETING

AND APPOINTMENT OF SENIOR MANAGEMENT

The 2003 AGM of the Company was held on 7 June 2004. All the resolutions set out in the Notice of Annual General Meeting dated 29 March 2004, together with the amendments to Resolution No. 8 of the Notice of AGM as set out in the announcement of the Company dated 20 May 2004, were duly passed at the 2003 AGM.

At the meeting of the Second Board of Directors held on 7 June 2004, Mr. Liu Xiangmin and Mr. Sun Zhaoxue have been appointed as Vice Presidents of the Company.

RESOLUTIONS AT THE 2003 AGM

Reference is made to the Notice of Annual General Meeting dated 29 March 2004, together with the subsequent amendments to Resolution No. 8 of the Notice of AGM as set out in the announcement of the Company dated 20 May 2004 (the “Notice of AGM”), to convene the annual general meeting of Aluminum Corporation of China Limited (the “Company”) for the year 2003 held on 7 June 2004 (“2003 AGM”).

Each of the following resolutions was passed as ordinary resolutions at the 2003 AGM:

1.	The Report of the Directors of the Company for the year ended 31 December 2003 was approved;

2.	The Report of the Supervisory Committee of the Company for the year ended 31 December 2003 was approved;

3.	The audited financial statements of the Company and of the Company and its subsidiaries as a whole (the “Group”) for the year ended 31 December 2003 were approved;

4.	The proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended 31 December 2003 were approved and the board of directors of the Company (the “Board of Directors”) was authorized to distribute such dividend to the shareholders of the Company;

5.	The remuneration of the Directors and Supervisors of the Company for the year ending 31 December 2004 were approved;

6.	The payment of housing subsidy to certain Directors and the payment of performance bonus for 2003 to certain Directors and Supervisors of the Company were approved;

7.	The appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s international and PRC auditors, respectively was approved to hold office until the conclusion of the next annual general meeting, and the audit committee of the Board of Directors was authorized to determine their remunerations.

8.	The termination of the office as a whole of the first Board of Directors in advance upon the conclusion of the 2003 AGM was approved. The appointment of the following eight Directors, namely Executive Directors Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, Non-Executive Directors Mr. Joseph C. Muscari, Mr. Chen Xiaozhou and Independent Non-Executive Directors Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo to the Second Board of Directors with effect from the conclusion of the 2003 AGM was approved. The biographies of the Directors to the Second Board of Directors are set out below under the heading “The Directors to the Second Board of Directors”. As approval from the relevant PRC government bureau was not obtained prior to the 2003 AGM, Ms. Jiang Qiangui was not available for the election and appointment as an Independent Non-Executive director of the Company at the 2003 AGM.

9.	The termination of the office as a whole of the First Supervisory Committee of the Company in advance upon the conclusion of the 2003 AGM was approved and the appointment of the following two former Supervisors, namely Mr. Luo Tao and Mr. Ou Xiaowu to the Second Supervisory Committee of the Company with effect from the conclusion of the 2003 AGM was approved.

Each of the following resolutions was passed as special resolutions at the 2003 AGM:

10.	The proposed amendments to the Articles of Association of the Company in the terms and details as set out in Resolution No. 10 of the Notice of AGM were approved.

11.	The Board of Directors was granted an unconditional general mandate to issue additional shares, Domestic Shares and/or H Shares in the capital of the Company in the terms as set out in Resolution No. 11 of the Notice of AGM.

PAYMENT OF FINAL DIVIDENDS

Pursuant to Resolution No. 4 set out above and as authorized by the 2003 AGM, details of the payment of final dividends to holders of the Company’s H Shares are as follows:

(a)	A final dividend of RMB0.096 per share (inclusive of tax) will be paid to all holders of H Shares whose names appeared on the H Share register of the Company on 5 May 2004.

(b)	Dividends to holders of the Company’s H Shares will be paid in Hong Kong dollars based on the following formula:

Final dividend in Hong Kong dollar =	The RMB value of the final dividend
The average closing exchange rate of RMB against Hong Kong dollars as quoted by the People’s Bank of China for the calendar week preceding the date on which the dividend was declared

In respect of the Company’s 2003 final dividends to be paid to holders of H Shares, the average closing exchange rate of RMB against Hong Kong dollars as quoted by the People’s Bank of China for the calendar week preceding the date on which the dividend was declared (i.e. 7 June 2004) was RMB1.00 against HK$0.942. Therefore, the dividend per H Share of the Company, being RMB0.096, will be approximately HK$0.090.

(c)	The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the “Receiving Agent”) in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect of the Company’s H Shares, which will be held on trust pending payment to the holders of such H Shares. Such final dividends will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of H Shares who are entitled to the same by ordinary post at their own risk, on or before 30 June 2004.

THE DIRECTORS TO THE SECOND BOARD OF DIRECTORS

Executive Directors

Mr. Xiao Yaqing, aged 44, is the Chairman and Chief Executive Officer of the Company and the General Manager of Chinalco. Mr. Xiao graduated from Central South University of Technology and majored in pressure processing in 1982. Mr. Xiao has extensive experience in the fields of metallic materials and management, and is a professor-grade senior engineer. He has been the engineer, Department Head, Deputy Chief Engineer and Chief Engineer of Technology Division at Northeast Light Alloy Fabrication Plant. He has also been the General Manager of Northeast High Alloy Corporation Limited, the factory manager of Southwest Aluminum Fabrication Plant, the Chairman and General Manager of Southwest Aluminum Industry Group, and the Deputy General Manager of Chinalco. Save and except for the relationship with Chinalco disclosed above, Mr. Xiao does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Xiao has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Xiao will enter into a service contract with the Company after his appointment became effective. The length of service will be for three years from the date of appointment. The annual salary of Mr. Xiao is RMB732,000.

Mr. Xiong Weiping, aged 47, is an Executive Director and President of the Company and the Deputy General Manager of Chinalco. He has been employed by the Company since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He was a professor and a supervisor of Ph.D students. He once was Vice President of Central South University of Technology, Deputy General Manager of China Copper, Lead and Zinc Corporation, and the Senior Vice President of the Company. Save and except for the relationship with the Company disclosed above, Mr. Xiong does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Xiong has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Xiong will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The annual salary of Mr. Xiong is RMB610,000.

Mr. Luo Jianchuan, aged 41, is an Executive Director and Senior Vice President and has been employed by the Company since 2001. Mr. Luo is also the Chairman of China Aluminum International Trading Corporation Limited. Mr. Luo is a senior engineer with about 20 years of experience in non-ferrous metal trading and corporate management, thereby he has extensive experience in trading and management. Mr. Luo once served as an engineer of the Lead and Zinc Bureau under China Non-ferrous Metals Industry Corporation, Manager of Haikou Nanxin Industry & Commerce Corporation, Assistant to General Manager of Jinpeng Mining Development Corporation, Deputy General Manager and General Manager of Xinquan Corporation, Assistant to General Manager of China Non-Ferrous Metals Industry Trading Group Corporation, Deputy Chief of the Trading Division of China Copper, Lead & Zinc Group Corporation, General Manager of China Aluminum International Trading Corporation Limited, General Manager of the CompanyÕs Marketing Sales Division and the Vice President of the Company. Save and except for the relationship with the Company disclosed above, Mr. Luo does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Luo has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Luo will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The annual salary of Mr. Luo is RMB536,000.

Mr. Chen Jihua, aged 36, is an Executive Director, Vice President and Chief Financial Officer of the Company, and has been employed by the Company since 10 September 2001. Mr. Chen graduated from Anhui University in 1987 and from the Central University of Finance and Banking with a masterÕs degree in December 1993. Mr. Chen has participated in a wide range of corporate and financial management projects. He once served as the Executive Manager of the International Finance Department of China Chenxin Securities Rating Co., Ltd., the Chief Financial Officer of Red Bull Vitamin Drinks Co., Ltd., China Operations of ALJ Group of Saudi Arabia and Jitong Network Communications Co., Ltd.. Save and except for the relationship with the Company and Chinalco disclosed above, Mr. Chen does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The annual salary of Mr. Chen is RMB488,200.

Non-Executive Directors

Mr. Joseph C. Muscari, aged 57, is a Non-Executive Director of the Company. Mr. Muscari is the Group President of Alcoa Inc. for Asia and Latin America, with responsibility for operations and growth initiatives of Alcoa Inc. in those regions. He is also a member of the Executive Council of Alcoa Inc. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a bachelor’s degree in industrial engineering. He obtained an M.B.A. degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University in Tokyo. Save and except as disclosed above, Mr. Muscari does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Muscari has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Muscari will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The annual salary of Mr. Muscari is RMB150,000.

Mr. Chen Xiaozhou, aged 41, is a Non-Executive Director of the Company. Mr. Chen is a Vice President of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor’s degree in economics and obtained a master’s degree in economics from the Graduate School of the Head Office of the People’s Bank of China in 1988. Mr. Chen once served in various positions in China Construction Bank before he was transferred to the investment banking department of China Cinda in 1999. Save and except as disclosed above, Mr. Chen does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chen has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chen will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The annual salary of Mr. Chen is RMB150,000.

Independent Non-Executive Directors

Mr. Chiu Chi Cheong, Clifton, aged 49, is an Independent Non-Executive Director of the Company and Chairman of the Company’s audit committee. Mr. Chiu was appointed as an Independent Non-Executive Director of the Company in 2001. Mr. Chiu holds a master’s degree in business administration and he is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. He serves as the Vice Chairman of the Takeover and Mergers Panel of the Hong Kong Securities and Futures Commission and was formerly the Vice Chairman of the Main Board and Growth Enterprise Market Listing Committees of The Stock Exchange of Hong Kong Limited. Mr. Chiu is also the Managing Director of Harvester (Holdings) Company Limited and is a Director of Shenzhen Expressway Company Limited. Save and except as disclosed above, Mr. Chiu does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Chiu has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Chiu will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The remuneration of Mr. Chiu is RMB200,000.

Mr. Wang Dianzuo, aged 69, is an Independent Non-Executive Director of the Company. Mr. Wang was appointed as an Independent Non-Executive Director of the Company in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was once President of the Central South University of Technology, President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as a member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions. Save and except as disclosed above, Mr. Wang does not have any relationship with any other Directors, senior management, substantial shareholders or controlling shareholders of the Company. Mr. Wang has no interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Wang will enter into a service contract with the Company and the length of service will be for three years from the date of appointment. The remuneration of Mr. Wang is RMB200,000.

APPOINTMENT OF SENIOR MANAGEMENT

The Board of Directors announces that at the meeting of the Second Board of Directors held on 7 June 2004, Mr. Liu Xiangmin and Mr. Sun Zhaoxue have been appointed as Vice Presidents of the Company.

Mr. Liu Xiangmin, aged 42, is the Vice President of the Company and has been employed by the Company Since 2001. Mr. Liu graduated from the Central South Institute of Mining and Metallurgy and majored in non-ferrous metals science. He is a professor-grade senior engineer and has extensive professional experience in the fields of metallurgy of non-ferrous metals and corporate management. Mr. Liu once served as the Deputy Director and then Director of the alumina branch of Zhongzhou Plant, the Deputy Manager of Zhongzhou Plant and the General Manager of Zhongzhou Branch of the Company.

Mr. Sun Zhaoxue, aged 42, is the Vice President of the Company and has been employed by the Company Since 2001. He is a professor-grade senior engineer and has extensive experience in the management of bauxite mining and production of alumina. Mr. Sun graduated from the North China University of Science and Technology and majored in the engineering management science. Mr. Sun once served as the Deputy Director and then Director of the Xiao Mine of Shanxi Plant, the Deputy Manager and then the Manager of Shanxi Plant and the General Manager of Shanxi Branch of the Company. Mr. Sun also serves as the Chairman of Shanxi Huaze Aluminum-Power Company Limited.

GENERAL

As at the date of this announcement, the Board comprises Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua (Executive Directors), Mr. Joseph C. Muscari, Mr. Chen Xiaozhou (Non-Executive Directors) and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo (Independent Non-Executive Directors).

As at the date of this announcement, the Supervisory Committee comprises Mr. Luo Tao and Mr. Ou Xiaowu, as appointed by the shareholders of the Company at the 2003 AGM, and Mr. Yuan Li, as elected as the representative of the employees of the Company.

Made by the order of the Board of Aluminum Corporation of Company Limited, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of
Aluminum Corporation of China Limited
Liu Qiang
Company Secretary

Hong Kong, 7 June 2004

*	For identification only